UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2019

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	EOG	New York Stock Exchange

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On May 2, 2019, EOG Resources, Inc. issued a press release announcing first quarter 2019 financial and operational results and second quarter and full year 2019 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing first quarter 2019 financial and operational results attached hereto as Exhibit 99.1 is second quarter and full year 2019 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated May 2, 2019 (including the accompanying second quarter and full year 2019 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 2, 2019   By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT 99.1



May 2, 2019

EOG Resources Reports Outstanding First Quarter 2019 Results and Raises Dividend by 31 Percent

- Increased Crude Oil Production 20 Percent YOY and Exceeded Target
- Delivered First Quarter Capital Expenditures Below Target and Reiterates Unchanged FY 2019 Target
- Reduced Per-Unit Cash Operating Costs 8 Percent YOY and Beat Targets
- Achieved Reductions in Well Costs and On-Track to Reach 5 Percent Reduction Goal
- Established Significant Crude Oil Export Capacity
- Increased Common Stock Dividend 31 Percent

HOUSTON - EOG Resources, Inc. (EOG) today reported first quarter 2019 net income of $635 million, or $1.10 per share, compared with first quarter 2018 net income of $639 million, or $1.10 per share. Net cash from operating activities for the first quarter 2019 was $1.6 billion. Discretionary cash flow for the first quarter 2019 of $1.9 billion increased three percent compared to the first quarter 2018, despite a 13 percent drop in the average WTI NYMEX price compared to the same prior year period.

Adjusted non-GAAP net income for the first quarter 2019 was $689 million, or $1.19 per share, compared with adjusted non-GAAP net income of $689 million, or $1.19 per share, for the same prior year period. Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.

First Quarter 2019 Review
EOG delivered stellar operational and financial performance in the first quarter 2019. Crude oil production volumes exceeded the target range, while capital expenditures were below the target range. Total company crude oil volumes grew 20 percent compared to the first quarter 2018, to 435,900 barrels of oil per day (Bopd). Natural gas liquids production increased 19 percent, while natural gas volumes grew 11 percent, contributing to total company production growth of 17 percent.

Cash operating costs declined by eight percent during the first quarter 2019 on a per-unit basis compared to the same prior year period. Lower transportation, lease operating and general and administrative costs contributed to the overall cost reduction. EOG's marketing operations added to the strong first quarter financial performance, as the average price on U.S. crude oil sales was $1.21 per barrel higher than the average WTI NYMEX price. The company also achieved reductions in well costs during the first quarter 2019.

EOG generated $1.9 billion of discretionary cash flow in the first quarter 2019. The company incurred total expenditures of $2.1 billion, including $1.7 billion of cash capital expenditures before acquisitions. After considering dividend payments of $128 million, EOG generated free cash flow during the first quarter of $55 million. Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.

"EOG's consistent long-term strategy of exploration-led organic growth, focus on operating and capital cost control and disciplined capital allocation is generating robust financial results. We are growing more efficiently than ever before," said William R. "Bill" Thomas, Chairman and Chief Executive Officer. "We are on track to reduce well costs five percent for the year. Combined with strong price realizations, EOG is positioned to further improve margins and returns. The tremendous first quarter results demonstrate that EOG is achieving its goal of performing with the best companies in the S&P 500."

Dividend Increase
EOG's Board of Directors declared a quarterly dividend of $0.2875 per share on the common stock, an increase of 31 percent. The dividend will be payable July 31, 2019, to holders of record as of July 17, 2019. The indicated annual rate is $1.15 per share.

"EOG's commitment to increasing cash returns to stockholders continues, as we have now increased our dividend by 72 percent during the past 14 months. This is made possible through our relentless efforts to lower costs, increase returns and fundamentally reset the business to be profitable even in a low oil price environment. We are confident our results will continue to improve, guided by our unique culture and sustainable business model," Thomas said.

Crude Oil Export Capacity
EOG has reached agreements that provide access to crude oil export capacity on the Gulf Coast. Export capacity available to EOG will increase from 100,000 Bopd in 2020 to 250,000 Bopd in 2022 and subsequent years. The company expects to sell a portion of its crude oil from its Eagle Ford and Delaware Basin plays to export markets. The new agreements complement EOG's existing pipeline and terminal tankage capacity, further increasing the reliability and diversification of its marketing operations.

"These agreements extend control of our crude oil production to the water's edge and open significant new markets to EOG. We enhance our flexibility to capture the highest margins for our crude oil by maintaining firm capacity for our production downstream, providing access to a diverse group of potential customers in multiple end markets," commented D. Lance Terveen, Senior Vice President, Marketing.

Operating Highlights
EOG brought on line 78 wells in the Delaware Basin during the first quarter 2019 using one less rig and completion crew than it did in the first quarter 2018 to bring on line 70 wells. This tremendous operating performance, as well as infrastructure investments such as water handling and reuse, are enabling EOG to achieve further cost reductions.

The South Texas Eagle Ford remains a foundation asset for EOG, capable of sustaining high-return growth for at least 10 years. EOG is improving capital productivity across the entire 120-mile length of its acreage position in the heart of this world class resource play. The further adoption of local sources of sand supply, increased efficiencies in completion operations and the continued development of new completion designs are contributing to lower costs with consistent well productivity. With less than 40 percent of its identified locations in the play developed, there is significant opportunity to convert additional acreage to premium status.

In the Powder River Basin Turner, EOG brought five wells to sales during the first quarter. The company also further progressed plans for infrastructure development, including crude oil and natural gas gathering pipelines and water handling systems. EOG brought on line 25 wells in the Wyoming DJ Basin Codell

during the first quarter. With low well costs and a high oil mix, EOG's Codell development program realizes low finding costs and premium rates of return.

EOG brought on line four wells in the Eastern Anadarko Basin Woodford Oil Window during the first quarter. The drilling program in the first quarter was focused on further delineating the play and testing additional targets.

In the Williston Basin, EOG drilled two wells during the first quarter and deferred completions until the summer as part of its seasonal development program.

Financial Review
At March 31, 2019, EOG's total debt outstanding was $6.1 billion for a debt-to-total capitalization ratio of 23 percent. Considering cash on the balance sheet at the end of the first quarter, EOG's net debt was $4.9 billion for a net debt-to-total capitalization ratio of 20 percent. For a reconciliation of non-GAAP measures to GAAP measures, please refer to the attached tables.

First Quarter 2019 Results Webcast
Friday, May 3, 2019, 9:00 a.m. Central time (10:00 a.m. Eastern time)
Webcast will be available on EOG website for one year.
http://investors.eogresources.com/Investors

About EOG
EOG Resources, Inc. (NYSE: EOG) is one of the largest crude oil and natural gas exploration and production companies in the United States with proved reserves in the United States, Trinidad, and China. To learn more visit www.eogresources.com.

Investor Contacts
David Streit 713-571-4902
Neel Panchal 713-571-4884
John Wagner 713-571-4404

Media and Investor Contact
Kimberly Ehmer 713-571-4676

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production, capital expenditures, costs and asset sales, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "aims," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, generate returns, replace or increase drilling locations, reduce or otherwise control operating costs and capital expenditures, generate cash flows, pay down or refinance indebtedness or pay and/or increase dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Furthermore, this press release and any accompanying disclosures may include or reference certain forward-looking, non-GAAP financial measures, such as free cash flow or discretionary cash flow, and certain related estimates regarding future performance, results and financial position. Any such forward-looking measures and estimates are intended to be illustrative only and are not intended to reflect the results that EOG will necessarily

achieve for the period(s) presented; EOG's actual results may differ materially from such measures and estimates. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, produce reserves and achieve anticipated production levels from, and maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects;
- the extent to which EOG is successful in its efforts to market its crude oil and condensate, natural gas liquids, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, storage, transportation and refining facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations; climate change and other environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations imposing conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water and tubulars) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression, storage and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent to which EOG is successful in its completion of planned asset dispositions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- geopolitical factors and political conditions and developments around the world (such as the imposition of tariffs or trade or other economic sanctions, political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts;
- physical, electronic and cybersecurity breaches; and
- the other factors described under ITEM 1A, Risk Factors, on pages 13 through 22 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration or extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as

required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve or resource estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves, "resource potential" and/or other estimated reserves or estimated resources not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

EOG RESOURCES, INC.
Financial Report
(Unaudited; in millions, except per share data)

	Three Months Ended March 31,			
	2019		**2018**	
Operating Revenues and Other	$	4,058.6	$	3,681.2
Net Income	$	635.4	$	638.6
Net Income Per Share				
Basic	$	1.10	$	1.11
Diluted	$	1.10	$	1.10
Average Number of Common Shares				
Basic		577.2		575.8
Diluted		580.2		579.7

Summary Income Statements
(Unaudited; in thousands, except per share data)

	Three Months Ended March 31,			
	2019		**2018**	
Operating Revenues and Other				
Crude Oil and Condensate	$	2,200,403	$	2,101,308
Natural Gas Liquids		218,638		221,415
Natural Gas		334,972		299,766
Losses on Mark-to-Market Commodity Derivative Contracts		(20,580)		(59,771)
Gathering, Processing and Marketing		1,285,654		1,101,822
Losses on Asset Dispositions, Net		(3,836)		(14,969)
Other, Net		43,391		31,591
Total		4,058,642		3,681,162
Operating Expenses				
Lease and Well		336,291		300,064
Transportation Costs		176,522		176,957
Gathering and Processing Costs		111,295		101,345
Exploration Costs		36,324		34,836
Dry Hole Costs		94		—
Impairments		72,356		64,609
Marketing Costs		1,270,057		1,106,390
Depreciation, Depletion and Amortization		879,595		748,591
General and Administrative		106,672		94,698
Taxes Other Than Income		192,906		179,084
Total		3,182,112		2,806,574
Operating Income		876,530		874,588
Other Income, Net		5,612		727
Income Before Interest Expense and Income Taxes		882,142		875,315
Interest Expense, Net		54,906		61,956
Income Before Income Taxes		827,236		813,359
Income Tax Provision		191,810		174,770
Net Income	$	635,426	$	638,589
Dividends Declared per Common Share	$	0.2200	$	0.1850

EOG RESOURCES, INC.
Operating Highlights
(Unaudited)

	Three Months Ended March 31,	
	2019	**2018**
Wellhead Volumes and Prices		
Crude Oil and Condensate Volumes (MBbld) [(A)]		
United States	435.1	359.7
Trinidad	0.7	0.9
Other International [(B)]	0.1	2.7
Total	435.9	363.3
Average Crude Oil and Condensate Prices ($/Bbl) [(C)]		
United States	$ 56.11	$ 64.24
Trinidad	43.68	54.86
Other International [(B)]	60.13	71.61
Composite	56.09	64.27
Natural Gas Liquids Volumes (MBbld) [(A)]		
United States	119.8	100.6
Other International [(B)]	—	—
Total	119.8	100.6
Average Natural Gas Liquids Prices ($/Bbl) [(C)]		
United States	$ 20.28	$ 24.46
Other International [(B)]	—	—
Composite	20.28	24.46
Natural Gas Volumes (MMcfd) [(A)]		
United States	1,003	853
Trinidad	267	293
Other International [(B)]	38	30
Total	1,308	1,176
Average Natural Gas Prices ($/Mcf) [(C)]		
United States	$ 2.77	$ 2.76
Trinidad	2.91	2.88
Other International [(B)]	4.37	4.36
Composite	2.85	2.83
Crude Oil Equivalent Volumes (MBoed) [(D)]		
United States	722.0	602.5
Trinidad	45.1	49.8
Other International [(B)]	6.5	7.6
Total	773.6	659.9
Total MMBoe [(D)]	69.6	59.4

(A) Thousand barrels per day or million cubic feet per day, as applicable.

(B) Other International includes EOG's United Kingdom, China and Canada operations. The United Kingdom operations were sold in the fourth quarter of 2018.

(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments (see Note 12 to the Consolidated Financial Statements in EOG's Annual Report on Form 10-K for the year ended December 31, 2018).

(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, NGLs and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or NGLs to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
Summary Balance Sheets
(Unaudited; in thousands, except share data)

	March 31, 2019	December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,135,810	$ 1,555,634
Accounts Receivable, Net	2,203,438	1,915,215
Inventories	860,764	859,359
Assets from Price Risk Management Activities	3,909	23,806
Income Taxes Receivable	440,217	427,909
Other	263,747	275,467
Total	4,907,885	5,057,390
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	58,691,746	57,330,016
Other Property, Plant and Equipment	4,277,888	4,220,665
Total Property, Plant and Equipment	62,969,634	61,550,681
Less: Accumulated Depreciation, Depletion and Amortization	(33,840,631)	(33,475,162)
Total Property, Plant and Equipment, Net	29,129,003	28,075,519
Deferred Income Taxes	1,224	777
Other Assets	1,625,423	800,788
Total Assets	$ 35,663,535	$ 33,934,474
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 2,452,337	$ 2,239,850
Accrued Taxes Payable	239,524	214,726
Dividends Payable	126,979	126,971
Liabilities from Price Risk Management Activities	746	—
Current Portion of Long-Term Debt	914,861	913,093
Current Portion of Operating Lease Liabilities	396,294	—
Other	170,527	233,724
Total	4,301,268	3,728,364
Long-Term Debt	5,166,050	5,170,169
Other Liabilities	1,772,248	1,258,355
Deferred Income Taxes	4,520,172	4,413,398
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized and 580,740,395 Shares Issued at March 31, 2019 and 580,408,117 Shares Issued at December 31, 2018	205,807	205,804
Additional Paid in Capital	5,695,197	5,658,794
Accumulated Other Comprehensive Loss	(2,869)	(1,358)
Retained Earnings	14,050,676	13,543,130
Common Stock Held in Treasury, 425,637 Shares at March 31, 2019 and 385,042 Shares at December 31, 2018	(45,014)	(42,182)
Total Stockholders' Equity	19,903,797	19,364,188
Total Liabilities and Stockholders' Equity	$ 35,663,535	$ 33,934,474

EOG RESOURCES, INC.
Summary Statements of Cash Flows
(Unaudited; in thousands)

	Three Months Ended March 31,	
	2019	2018
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 635,426	$ 638,589
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	879,595	748,591
Impairments	72,356	64,609
Stock-Based Compensation Expenses	39,087	35,486
Deferred Income Taxes	106,324	171,362
Losses on Asset Dispositions, Net	3,836	14,969
Other, Net	2,952	2,013
Dry Hole Costs	94	—
Mark-to-Market Commodity Derivative Contracts		
Total Losses	20,580	59,771
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	20,846	(21,965)
Other, Net	976	(478)
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(308,996)	(109,654)
Inventories	(18,979)	(106,799)
Accounts Payable	194,082	53,652
Accrued Taxes Payable	114,998	21,950
Other Assets	(6,935)	(8,863)
Other Liabilities	(54,092)	(29,055)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(94,381)	17,988
Net Cash Provided by Operating Activities	1,607,769	1,552,166
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,939,473)	(1,365,111)
Additions to Other Property, Plant and Equipment	(60,963)	(76,100)
Proceeds from Sales of Assets	15,049	2,829
Changes in Components of Working Capital Associated with Investing Activities	94,381	(18,045)
Net Cash Used in Investing Activities	(1,891,006)	(1,456,427)
Financing Cash Flows		
Dividends Paid	(127,546)	(97,026)
Treasury Stock Purchased	(6,248)	(16,776)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	403	1,453
Repayment of Capital Lease Obligation	(3,190)	(1,671)
Changes in Components of Working Capital Associated with Financing Activities	—	57
Net Cash Used in Financing Activities	(136,581)	(113,963)
Effect of Exchange Rate Changes on Cash	(6)	90
Decrease in Cash and Cash Equivalents	(419,824)	(18,134)
Cash and Cash Equivalents at Beginning of Period	1,555,634	834,228
Cash and Cash Equivalents at End of Period	$ 1,135,810	$ 816,094

EOG RESOURCES, INC.
First Quarter 2019 Well Results by Play
(Unaudited)

	Wells Online			Initial Gross 30-Day Average Production Rate			
	Gross	Net	Lateral Length (ft)	Crude Oil and Condensate (Bbld) [A]	Natural Gas Liquids (Bbld) [A]	Natural Gas (MMcfd) [A]	Crude Oil Equivalent (Boed) [B]
Delaware Basin							
Wolfcamp	61	53	7,800	1,950	400	3.8	2,950
Bone Spring	12	10	5,500	1,500	300	1.9	2,100
Leonard	5	5	7,600	1,650	650	4.3	3,000
South Texas Eagle Ford	93	89	8,300	1,350	150	0.8	1,650
Powder River Basin							
Turner	5	4	9,800	650	650	1.0	1,450
DJ Basin Codell	25	13	9,600	600	50	0.3	700
Anadarko Basin Woodford Oil Window	4	3	9,700	900	100	0.6	1,100

(A) Barrels per day or million cubic feet per day, as applicable.

(B) Barrels of oil equivalent per day; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas.

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Net Income (Non-GAAP)
To Net Income (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts the three-month periods ended March 31, 2019 and 2018 reported Net Income (GAAP) to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market losses from these transactions, to eliminate the net losses on asset dispositions in 2019 and 2018, to add back impairment charges related to certain of EOG's assets in 2019 and 2018 and to eliminate certain adjustments in 2018 related to the 2017 U.S. tax reform. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match hedge realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended March 31, 2019				Three Months Ended March 31, 2018			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (GAAP)	$ 827,236	$ (191,810)	$ 635,426	$ 1.10	$ 813,359	$ (174,770)	$ 638,589	$ 1.10
Adjustments:								
Losses on Mark-to-Market Commodity Derivative Contracts	20,580	(4,533)	16,047	0.02	59,771	(13,166)	46,605	0.08
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	20,846	(4,592)	16,254	0.03	(21,965)	4,838	(17,127)	(0.03)
Add: Losses on Asset Dispositions	3,836	(736)	3,100	0.01	14,969	(3,324)	11,645	0.02
Add: Impairments	23,745	(5,230)	18,515	0.03	20,876	(4,598)	16,278	0.03
Less: Tax Reform Impact	—	—	—	—	—	(6,524)	(6,524)	(0.01)
Adjustments to Net Income	69,007	(15,091)	53,916	0.09	73,651	(22,774)	50,877	0.09
Adjusted Net Income (Non-GAAP)	$ 896,243	$ (206,901)	$ 689,342	$ 1.19	$ 887,010	$ (197,544)	$ 689,466	$ 1.19
Average Number of Common Shares (GAAP)								
Basic				577,207				575,775
Diluted				580,222				579,726

EOG RESOURCES, INC.
Quantitative Reconciliation of Discretionary Cash Flow (Non-GAAP)
To Net Cash Provided by Operating Activities (GAAP)
(Unaudited; in thousands)

Calculation of Free Cash Flow (Non-GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month periods ended March 31, 2019 and 2018 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Other Non-Current Income Taxes - Net Receivable, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG defines Free Cash Flow (Non-GAAP) for a given period as Discretionary Cash Flow (Non-GAAP) (see below reconciliation) for such period less the total cash capital expenditures excluding acquisitions incurred (Non-GAAP) during such period and dividends paid (GAAP) during such period, as is illustrated below for the three months ended March 31, 2019 and 2018. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended March 31,			
	2019		**2018**	
Net Cash Provided by Operating Activities (GAAP)	$	1,607,769	$	1,552,166
Adjustments:				
Exploration Costs (excluding Stock-Based Compensation Expenses)		29,787		27,936
Other Non-Current Income Taxes - Net Receivable		102,918		118,921
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable		308,996		109,654
Inventories		18,979		106,799
Accounts Payable		(194,082)		(53,652)
Accrued Taxes Payable		(114,998)		(21,950)
Other Assets		6,935		8,863
Other Liabilities		54,092		29,055
Changes in Components of Working Capital Associated with Investing and Financing Activities		94,381		(17,988)
Discretionary Cash Flow (Non-GAAP)	$	1,914,777	$	1,859,804
Discretionary Cash Flow (Non-GAAP) - Percentage Increase		**3%**		
Discretionary Cash Flow (Non-GAAP)	$	1,914,777	$	1,859,804
Less:				
Total Cash Expenditures Excluding Acquisitions (Non-GAAP) [a]		(1,732,476)		(1,478,097)
Dividends Paid (GAAP)		(127,546)		(97,026)
Free Cash Flow (Non-GAAP)	$	54,755	$	284,681

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Expenditures Excluding Acquisitions (Non-GAAP) for the three month periods ended March 31, 2019 and 2018:

Total Expenditures (GAAP)	$	2,101,919	$	1,546,641
Less:				
Asset Retirement Costs		(5,156)		(12,100)
Non-Cash Expenditures of Other Property, Plant and Equipment		—		(47,635)
Non-Cash Acquisition Costs of Unproved Properties		(43,481)		(8,809)
Acquisition Costs of Proved Properties		(320,806)		—
Total Cash Expenditures Excluding Acquisitions (Non-GAAP)	$	1,732,476	$	1,478,097

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Earnings Before Interest Expense, Net, Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs, Impairments and Additional Items (Adjusted EBITDAX) (Non-GAAP) to Net Income (GAAP)
(Unaudited; in thousands)

The following chart adjusts the three-month periods ended March 31, 2019 and 2018 reported Net Income (GAAP) to Earnings Before Interest Expense (Net), Income Taxes (Income Tax Provision), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (MTM) losses from these transactions and to eliminate the losses on asset dispositions (Net). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Net Income (GAAP) to add back Interest Expense (Net), Income Taxes (Income Tax Provision), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended March 31,	
	2019	**2018**
Net Income (GAAP)	$ 635,426	$ 638,589
Adjustments:		
Interest Expense, Net	54,906	61,956
Income Tax Provision	191,810	174,770
Depreciation, Depletion and Amortization	879,595	748,591
Exploration Costs	36,324	34,836
Dry Hole Costs	94	—
Impairments	72,356	64,609
EBITDAX (Non-GAAP)	1,870,511	1,723,351
Total Losses on MTM Commodity Derivative Contracts	20,580	59,771
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	20,846	(21,965)
Losses on Asset Dispositions, Net	3,836	14,969
Adjusted EBITDAX (Non-GAAP)	$ 1,915,773	$ 1,776,126
Adjusted EBITDAX (Non-GAAP) - Percentage Increase	**8%**	

EOG RESOURCES, INC.
Quantitative Reconciliation of Net Debt (Non-GAAP) and Total
Capitalization (Non-GAAP) as Used in the Calculation of
The Net Debt-to-Total Capitalization Ratio (Non-GAAP) to
Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	At March 31, 2019	At December 31, 2018
Total Stockholders' Equity - (a)	$ 19,904	$ 19,364
Current and Long-Term Debt (GAAP) - (b)	6,081	6,083
Less: Cash	(1,136)	(1,556)
Net Debt (Non-GAAP) - (c)	4,945	4,527
Total Capitalization (GAAP) - (a) + (b)	$ 25,985	$ 25,447
Total Capitalization (Non-GAAP) - (a) + (c)	$ 24,849	$ 23,891
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	23 %	24 %
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**20%**	**19%**

EOG RESOURCES, INC.
Crude Oil and Natural Gas Financial Commodity
Derivative Contracts

EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method. Prices received by EOG for its crude oil production generally vary from NYMEX West Texas Intermediate prices due to adjustments for delivery location (basis) and other factors. EOG has entered into crude oil basis swap contracts in order to fix the differential between pricing in Midland, Texas, and Cushing, Oklahoma (Midland Differential). Presented below is a comprehensive summary of EOG's Midland Differential basis swap contracts through April 26, 2019. The weighted average price differential expressed in $/Bbl represents the amount of reduction to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

Midland Differential Basis Swap Contracts

	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
2019		
January 1, 2019 through May 31, 2019 (closed)	20,000	$ 1.075
June 1, 2019 through December 31, 2019	20,000	1.075

EOG has also entered into crude oil basis swap contracts in order to fix the differential between pricing in the U.S. Gulf Coast and Cushing, Oklahoma (Gulf Coast Differential). Presented below is a comprehensive summary of EOG's Gulf Coast Differential basis swap contracts through April 26, 2019. The weighted average price differential expressed in $/Bbl represents the amount of addition to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

Gulf Coast Differential Basis Swap Contracts

	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
2019		
January 1, 2019 through May 31, 2019 (closed)	13,000	$ 5.572
June 1, 2019 through December 31, 2019	13,000	5.572

Presented below is a comprehensive summary of EOG's crude oil price swap contracts through April 26, 2019, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

Crude Oil Price Swap Contracts

	Volume (Bbld)	Weighted Average Price ($/Bbl)
2019		
April 2019	25,000	$ 60.00
May 1, 2019 through December 31, 2019	150,000	62.50

Presented below is a comprehensive summary of EOG's natural gas price swap contracts through April 26, 2019, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Price Swap Contracts

	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2019		
April 1, 2019 through May 31, 2019 (closed)	250,000	$ 2.90
June 1, 2019 through October 31, 2019	250,000	2.90

Definitions

Bbld	Barrels per day
$/Bbl	Dollars per barrel
MMBtud	Million British thermal units per day
$/MMBtu	Dollars per million British thermal units
NYMEX	U.S. New York Mercantile Exchange

EOG RESOURCES, INC.
Direct After-Tax Rate of Return (ATROR)

The calculation of our direct after-tax rate of return (ATROR) with respect to our capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be). As such, our direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.

Direct ATROR

Based on Cash Flow and Time Value of Money
  - Estimated future commodity prices and operating costs
  - Costs incurred to drill, complete and equip a well, including facilities

Excludes Indirect Capital
  - Gathering and Processing and other Midstream
  - Land, Seismic, Geological and Geophysical

Payback ~12 Months on 100% Direct ATROR Wells

First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured

Return on Equity / Return on Capital Employed

Based on GAAP Accrual Accounting

Includes All Indirect Capital and Growth Capital for Infrastructure
  - Eagle Ford, Bakken, Permian Facilities
  - Gathering and Processing

Includes Legacy Gas Capital and Capital from Mature Wells

EOG RESOURCES, INC.
Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as Used in the Calculations of Return on Capital Employed (Non-GAAP) and Return on Equity (Non-GAAP) to Net Interest Expense (GAAP), Net Income (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)

The following chart reconciles Net Interest Expense (GAAP), Net Income (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) and Return on Equity (ROE) calculations. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Adjusted Net Income, Net Debt and Total Capitalization (Non-GAAP) in their ROCE and ROE calculations. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2018	2017
Return on Capital Employed (ROCE) (Non-GAAP)		
Net Interest Expense (GAAP)	$ 245	
Tax Benefit Imputed (based on 21%)	(51)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 194	
Net Income (GAAP) - (b)	$ 3,419	
Adjustments to Net Income, Net of Tax (See Accompanying Schedule)	(201) (1)	
Adjusted Net Income (Non-GAAP) - (c)	$ 3,218	
Total Stockholders' Equity - (d)	$ 19,364	$ 16,283
Average Total Stockholders' Equity * - (e)	$ 17,824	
Current and Long-Term Debt (GAAP) - (f)	$ 6,083	$ 6,387
Less: Cash	(1,556)	(834)
Net Debt (Non-GAAP) - (g)	$ 4,527	$ 5,553
Total Capitalization (GAAP) - (d) + (f)	$ 25,447	$ 22,670
Total Capitalization (Non-GAAP) - (d) + (g)	$ 23,891	$ 21,836
Average Total Capitalization (Non-GAAP) * - (h)	$ 22,864	
ROCE (GAAP Net Income) - [(a) + (b)] / (h)	**15.8%**	
ROCE (Non-GAAP Adjusted Net Income) - [(a) + (c)] / (h)	**14.9%**	
Return on Equity (ROE)		
ROE (GAAP Net Income) - (b) / (e)	**19.2%**	
ROE (Non-GAAP Adjusted Net Income) - (c) / (e)	**18.1%**	

* Average for the current and immediately preceding year

Adjustments to Net Income (GAAP)

(1) See below schedule for detail of adjustments to Net Income (GAAP) in 2018:

	Year Ended December 31, 2018					
	Before Tax		Income Tax Impact		After Tax	
Adjustments:						
Add: Mark-to-Market Commodity Derivative Contracts Impact	$	(93)	$	20	$	(73)
Add: Impairments of Certain Assets		153		(34)		119
Less: Net Gains on Asset Dispositions		(175)		38		(137)
Less: Tax Reform Impact		—		(110)		(110)
Total	$	(115)	$	(86)	$	(201)


EOG RESOURCES, INC.
Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total
Capitalization (Non-GAAP) as Used in the Calculation of Return on Capital Employed (Non-GAAP) to Net Interest
Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)


The following chart reconciles Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) (Non-GAAP) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2017	2016	2015	2014	2013
Return on Capital Employed (ROCE) (Non-GAAP)					
** (Calculated Using GAAP Net Income)**					
Net Interest Expense (GAAP)	$ 274	$ 282	$ 237	$ 201	$ 235
Tax Benefit Imputed (based on 35%)	(96)	(99)	(83)	(70)	(82)
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 178	$ 183	$ 154	$ 131	$ 153
Net Income (Loss) (GAAP) - (b)	$ 2,583	$ (1,097)	$ (4,525)	$ 2,915	$ 2,197
Total Stockholders' Equity - (d)	$ 16,283	$ 13,982	$ 12,943	$ 17,713	$ 15,418
Average Total Stockholders' Equity* - (e)	$ 15,133	$ 13,463	$ 15,328	$ 16,566	$ 14,352
Current and Long-Term Debt (GAAP) - (f)	$ 6,387	$ 6,986	$ 6,655	$ 5,906	$ 5,909
Less: Cash	(834)	(1,600)	(719)	(2,087)	(1,318)
Net Debt (Non-GAAP) - (g)	$ 5,553	$ 5,386	$ 5,936	$ 3,819	$ 4,591
Total Capitalization (GAAP) - (d) + (f)	$ 22,670	$ 20,968	$ 19,598	$ 23,619	$ 21,327
Total Capitalization (Non-GAAP) - (d) + (g)	$ 21,836	$ 19,368	$ 18,879	$ 21,532	$ 20,009
Average Total Capitalization (Non-GAAP)* - (h)	$ 20,602	$ 19,124	$ 20,206	$ 20,771	$ 19,365
ROCE (GAAP Net Income) - [(a) + (b)] / (h)	**13.4%**	**-4.8%**	**-21.6%**	**14.7%**	**12.1%**
Return on Equity (ROE) (GAAP)					
ROE (GAAP Net Income) - (b) / (e)	**17.1%**	**-8.1%**	**-29.5%**	**17.6%**	**15.3%**

* Average for the current and immediately preceding year


EOG RESOURCES, INC.
Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as Used in the Calculation of Return on Capital Employed (Non-GAAP) to Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)


The following chart reconciles Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) (Non-GAAP) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2012	2011	2010	2009	2008
Return on Capital Employed (ROCE) (Non-GAAP) **(Calculated Using GAAP Net Income)**					
Net Interest Expense (GAAP)	$ 214	$ 210	$ 130	$ 101	$ 52
Tax Benefit Imputed (based on 35%)	(75)	(74)	(46)	(35)	(18)
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 139	$ 136	$ 84	$ 66	$ 34
Net Income (Loss) (GAAP) - (b)	$ 250	$ 1,091	$ 161	$ 547	$ 2,437
Total Stockholders' Equity - (d)	$13,285	$12,641	$10,232	$ 9,998	$ 9,015
Average Total Stockholders' Equity* - (e)	$12,963	$11,437	$10,115	$ 9,507	$ 8,003
Current and Long-Term Debt (GAAP) - (f)	$ 6,312	$ 5,009	$ 5,223	$ 2,797	$ 1,897
Less: Cash	(876)	(616)	(789)	(686)	(331)
Net Debt (Non-GAAP) - (g)	$ 5,436	$ 4,393	$ 4,434	$ 2,111	$ 1,566
Total Capitalization (GAAP) - (d) + (f)	$19,597	$17,650	$15,455	$12,795	$10,912
Total Capitalization (Non-GAAP) - (d) + (g)	$18,721	$17,034	$14,666	$12,109	$10,581
Average Total Capitalization (Non-GAAP)* - (h)	$17,878	$15,850	$13,388	$11,345	$ 9,351
ROCE (GAAP Net Income) - [(a) + (b)] / (h)	**4.0%**	**7.7%**	**1.8%**	**5.4%**	**26.4%**
Return on Equity (ROE) (GAAP)					
ROE (GAAP Net Income) - (b) / (e)	**4.4%**	**9.5%**	**1.6%**	**5.8%**	**30.5%**

* Average for the current and immediately preceding year

EOG RESOURCES, INC.
Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as Used in the Calculation of Return on Capital Employed (Non-GAAP) to Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)

The following chart reconciles Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) (Non-GAAP) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2007	2006	2005	2004	2003
Return on Capital Employed (ROCE) (Non-GAAP) (Calculated Using GAAP Net Income)					
Net Interest Expense (GAAP)	$ 47	$ 43	$ 63	$ 63	$ 59
Tax Benefit Imputed (based on 35%)	(16)	(15)	(22)	(22)	(21)
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 31	$ 28	$ 41	$ 41	$ 38
Net Income (Loss) (GAAP) - (b)	$ 1,090	$ 1,300	$ 1,260	$ 625	$ 430
Total Stockholders' Equity - (d)	$ 6,990	$ 5,600	$ 4,316	$ 2,945	$ 2,223
Average Total Stockholders' Equity* - (e)	$ 6,295	$ 4,958	$ 3,631	$ 2,584	$ 1,948
Current and Long-Term Debt (GAAP) - (f)	$ 1,185	$ 733	$ 985	$ 1,078	$ 1,109
Less: Cash	(54)	(218)	(644)	(21)	(4)
Net Debt (Non-GAAP) - (g)	$ 1,131	$ 515	$ 341	$ 1,057	$ 1,105
Total Capitalization (GAAP) - (d) + (f)	$ 8,175	$ 6,333	$ 5,301	$ 4,023	$ 3,332
Total Capitalization (Non-GAAP) - (d) + (g)	$ 8,121	$ 6,115	$ 4,657	$ 4,002	$ 3,328
Average Total Capitalization (Non-GAAP)* - (h)	$ 7,118	$ 5,386	$ 4,330	$ 3,665	$ 3,068
ROCE (GAAP Net Income) - [(a) + (b)] / (h)	**15.7%**	**24.7%**	**30.0%**	**18.2%**	**15.3%**
Return on Equity (ROE) (GAAP)					
ROE (GAAP Net Income) - (b) / (e)	**17.3%**	**26.2%**	**34.7%**	**24.2%**	**22.1%**

* Average for the current and immediately preceding year

EOG RESOURCES, INC.
Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as Used in the Calculation of Return on Capital Employed (Non-GAAP) to Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)

The following chart reconciles Net Interest Expense (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) (Non-GAAP) calculation. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2002	2001	2000	1999	1998
Return on Capital Employed (ROCE) (Non-GAAP) **(Calculated Using GAAP Net Income)**					
Net Interest Expense (GAAP)	$ 60	$ 45	$ 61	$ 62	
Tax Benefit Imputed (based on 35%)	(21)	(16)	(21)	(22)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 39	$ 29	$ 40	$ 40	
Net Income (Loss) (GAAP) - (b)	$ 87	$ 399	$ 397	$ 569	
Total Stockholders' Equity - (d)	$ 1,672	$ 1,643	$ 1,381	$ 1,130	$ 1,280
Average Total Stockholders' Equity* - (e)	$ 1,658	$ 1,512	$ 1,256	$ 1,205	
Current and Long-Term Debt (GAAP) - (f)	$ 1,145	$ 856	$ 859	$ 990	$ 1,143
Less: Cash	(10)	(3)	(20)	(25)	(6)
Net Debt (Non-GAAP) - (g)	$ 1,135	$ 853	$ 839	$ 965	$ 1,137
Total Capitalization (GAAP) - (d) + (f)	$ 2,817	$ 2,499	$ 2,240	$ 2,120	$ 2,423
Total Capitalization (Non-GAAP) - (d) + (g)	$ 2,807	$ 2,496	$ 2,220	$ 2,095	$ 2,417
Average Total Capitalization (Non-GAAP)* - (h)	$ 2,652	$ 2,358	$ 2,158	$ 2,256	
ROCE (GAAP Net Income) - [(a) + (b)] / (h)	4.8%	18.2%	20.2%	27.0%	
Return on Equity (ROE) (GAAP)					
ROE (GAAP Net Income) - (b) / (e)	5.2%	26.4%	31.6%	47.2%	

* Average for the current and immediately preceding year


EOG RESOURCES, INC.
Cash Operating Expenses per Barrel of Oil Equivalent (Boe)
(Unaudited; in thousands, except per Boe amounts)


	1st Quarter			
	2019		**2018**	
Cash Operating Expenses (GAAP)*				
Lease and Well	$ 336,291		$ 300,064	
Transportation Costs	176,522		176,957	
General and Administrative	106,672		94,698	
Cash Operating Expenses	619,485		571,719	
Less: Non-GAAP Adjustments	—		—	
Adjusted Cash Operating Expenses (Non-GAAP) - (a)	**$ 619,485**		**$ 571,719**	
Volume - Thousand Barrels of Oil Equivalent - (b)	69,623		59,394	
Adjusted Cash Operating Expenses Per Boe (Non-GAAP) - (a) / (b)	**$ 8.90**	**(c)**	**$ 9.63**	**(d)**

Adjusted Cash Operating Expenses Per Boe (Non-GAAP) - Percentage Decrease	
1Q19 compared to 1Q18 - [(c) - (d)] / (d)	-8%

*Includes stock compensation expense and other non-cash items.


EOG RESOURCES, INC.
Cash Operating Expenses per Barrel of Oil Equivalent (Boe)
(Unaudited; in thousands, except per Boe amounts)


	Year Ended December 31,				
	2018	**2017**	**2016**	**2015**	**2014**
Cash Operating Expenses (GAAP)*					
Lease and Well	$1,282,678	$ 1,044,847	$ 927,452	$ 1,182,282	$ 1,416,413
Transportation Costs	746,876	740,352	764,106	849,319	972,176
General and Administrative	426,969	434,467	394,815	366,594	402,010
Cash Operating Expenses	2,456,523	2,219,666	2,086,373	2,398,195	2,790,599
Less: Legal Settlement - Early Leasehold Termination	—	(10,202)	—	(19,355)	—
Less: Voluntary Retirement Expense	—	—	(42,054)	—	—
Less: Acquisition Costs - Yates Transaction	—	—	(5,100)	—	—
Less: Joint Venture Transaction Costs	—	(3,056)	—	—	—
Less: Joint Interest Billings Deemed Uncollectible	—	(4,528)	—	—	—
Adjusted Cash Operating Expenses (Non-GAAP) - (a)	**$2,456,523**	**$ 2,201,880**	**$ 2,039,219**	**$ 2,378,840**	**$ 2,790,599**
Volume - Thousand Barrels of Oil Equivalent - (b)	262,516	222,251	204,929	208,862	217,073
Adjusted Cash Operating Expenses Per Boe (Non-GAAP) - (a) / (b)	**$ 9.36** (c)	**$ 9.91** (d)	**$ 9.95** (e)	**$ 11.39** (f)	**$ 12.86** (g)

Adjusted Cash Operating Expenses Per Boe (Non-GAAP) - Percentage Decrease	
2018 compared to 2017 - [(c) - (d)] / (d)	-6%
2018 compared to 2016 - [(c) - (e)] / (e)	-6%
2018 compared to 2015 - [(c) - (f)] / (f)	-18%
2018 compared to 2014 - [(c) - (g)] / (g)	-27%

*Includes stock compensation expense and other non-cash items.

EOG RESOURCES, INC.
<u>**Cost per Barrel of Oil Equivalent (Boe)**</u>
(Unaudited; in thousands, except per Boe amounts)

	Three Months Ended March 31, 2019
Volume - Thousand Barrels of Oil Equivalent - (a)	69,623
Crude Oil and Condensate	$ 2,200,403
Natural Gas Liquids	218,638
Natural Gas	334,972
Total Wellhead Revenues - (b)	$ 2,754,013
Operating Costs	
Lease and Well	$ 336,291
Transportation Costs	176,522
Gathering and Processing Costs	111,295
General and Administrative	106,672
Taxes Other Than Income	192,906
Interest Expense, Net	54,906
Total Cash Operating Cost (excluding DD&A and Total Exploration Costs) - (c)	$ 978,592
Depreciation, Depletion and Amortization (DD&A)	879,595
Total Operating Cost (excluding Total Exploration Costs) – (d)	$ 1,858,187
Exploration Costs	$ 36,324
Dry Hole Costs	94
Impairments	72,356
Total Exploration Costs	108,774
Less: Impairments (Non-GAAP)	(23,745)
Total Exploration Costs (Non-GAAP)	$ 85,029
Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)	$ 1,943,216
Composite Average Wellhead Revenue per Boe - (b) / (a)	$ 39.56
Total Cash Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (c) / (a)	$ 14.06
Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]	$ 25.50
Total Operating Cost per Boe (excluding Total Exploration Costs) - (d) / (a)	$ 26.69
Composite Average Margin per Boe (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]	$ 12.87
Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)	$ 27.91
Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]	$ 11.65

EOG RESOURCES, INC.
<u>**Cost per Barrel of Oil Equivalent (Boe)**</u>
(Unaudited; in thousands, except per Boe amounts)

	Year Ended December 31,				
	2018	**2017**	**2016**	**2015**	**2014**
Volume - Thousand Barrels of Oil Equivalent (a)	262,516	222,251	204,929	208,862	217,073
Crude Oil and Condensate	$ 9,517,440	$ 6,256,396	$ 4,317,341	$ 4,934,562	$ 9,742,480
Natural Gas Liquids	1,127,510	729,561	437,250	407,658	934,051
Natural Gas	1,301,537	921,934	742,152	1,061,038	1,916,386
Total Wellhead Revenues - (b)	$ 11,946,487	$ 7,907,891	$ 5,496,743	$ 6,403,258	$ 12,592,917
Operating Costs					
Lease and Well	$ 1,282,678	$ 1,044,847	$ 927,452	$ 1,182,282	$ 1,416,413
Transportation Costs	746,876	740,352	764,106	849,319	972,176
Gathering and Processing Costs	436,973	148,775	122,901	146,156	145,800
General and Administrative	426,969	434,467	394,815	366,594	402,010
Less: Voluntary Retirement Expense	—	—	(42,054)	—	—
Less: Acquisition Costs	—	—	(5,100)	—	—
Less: Legal Settlement - Early Leasehold Termination	—	(10,202)	—	(19,355)	—
Less: Joint Venture Transaction Costs	—	(3,056)	—	—	—
Less: Joint Interest Billings Deemed Uncollectible	—	(4,528)	—	—	—
General and Administrative (Non-GAAP)	426,969	416,681	347,661	347,239	402,010
Taxes Other Than Income	772,481	544,662	349,710	421,744	757,564
Interest Expense, Net	245,052	274,372	281,681	237,393	201,458
Total Cash Operating Cost (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c)	$ 3,911,029	$ 3,169,689	$ 2,793,511	$ 3,184,133	$ 3,895,421
Depreciation, Depletion and Amortization (DD&A)	3,435,408	3,409,387	3,553,417	3,313,644	3,997,041
Total Operating Cost (Non-GAAP) (excluding Total Exploration Costs) - (d)	$ 7,346,437	$ 6,579,076	$ 6,346,928	$ 6,497,777	$ 7,892,462
Exploration Costs	$ 148,999	$ 145,342	$ 124,953	$ 149,494	$ 184,388
Dry Hole Costs	5,405	4,609	10,657	14,746	48,490
Impairments	347,021	479,240	620,267	6,613,546	743,575
Total Exploration Costs	501,425	629,191	755,877	6,777,786	976,453
Less: Impairments (Non-GAAP)	(152,671)	(261,452)	(320,617)	(6,307,593)	(824,312)
Total Exploration Costs (Non-GAAP)	$ 348,754	$ 367,739	$ 435,260	$ 470,193	$ 152,141
Total Operating Cost (Non-GAAP) (including Total Exploration Costs) - (e)	$ 7,695,191	$ 6,946,815	$ 6,782,188	$ 6,967,970	$ 8,044,603

EOG RESOURCES, INC.
Cost per Barrel of Oil Equivalent (Boe)
(Unaudited; in thousands, except per Boe amounts)

		Year Ended December 31,							
	2018		2017		2016		2015		2014
Composite Average Wellhead Revenue per Boe - (b) / (a)	$ 45.51	$	35.58	$	26.82	$	30.66	$	58.01
Total Cash Operating Cost per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (c) / (a)	$ 14.90	$	14.25	$	13.64	$	15.25	$	17.95
Composite Average Margin per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs) - [(b) / (a) - (c) / (a)]	$ 30.61	$	21.33	$	13.18	$	15.41	$	40.06
Total Operating Cost per Boe (Non-GAAP) (excluding Total Exploration Costs) - (d) / (a)	$ 27.99	$	29.59	$	30.98	$	31.11	$	36.38
Composite Average Margin per Boe (Non-GAAP) (excluding Total Exploration Costs) - [(b) / (a) - (d) / (a)]	$ 17.52	$	5.99	$	(4.16)	$	(0.45)	$	21.63
Total Operating Cost per Boe (Non-GAAP) (including Total Exploration Costs) - (e) / (a)	$ 29.32	$	31.24	$	33.10	$	33.36	$	37.08
Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs) - [(b) / (a) - (e) / (a)]	$ 16.19	$	4.34	$	(6.28)	$	(2.70)	$	20.93

EOG RESOURCES, INC.
Second Quarter and Full Year 2019 Forecast and Benchmark Commodity Pricing

(a) Second Quarter and Full Year 2019 Forecast

The forecast items for the second quarter and full year 2019 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Capital Expenditures

The forecast includes expenditures for Exploration and Development Drilling, Facilities, Leasehold Acquisitions, Capitalized Interest, Exploration Costs, Dry Hole Costs and Other Property, Plant and Equipment. The forecast excludes Property Acquisitions, Asset Retirement Costs and any Non-Cash Exchanges.

(c) Benchmark Commodity Pricing

EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

	Estimated Ranges (Unaudited)					
	2Q 2019			Full Year 2019		
Daily Sales Volumes						
Crude Oil and Condensate Volumes (MBbld)						
United States	446.5	-	454.1	442.6	-	458.2
Trinidad	0.5	-	0.7	0.4	-	0.6
Other International	0.0	-	0.2	0.0	-	0.2
Total	447.0	-	455.0	443.0	-	459.0
Natural Gas Liquids Volumes (MBbld)						
Total	122.0	-	132.0	120.0	-	140.0
Natural Gas Volumes (MMcfd)						
United States	1,025	-	1,075	1,030	-	1,130
Trinidad	245	-	275	250	-	290
Other International	30	-	40	30	-	40
Total	1,300	-	1,390	1,310	-	1,460
Crude Oil Equivalent Volumes (MBoed)						
United States	739.3	-	765.3	734.3	-	786.5
Trinidad	41.3	-	46.5	42.1	-	48.9
Other International	5.0	-	6.9	5.0	-	6.9
Total	785.6	-	818.7	781.4	-	842.3
Capital Expenditures ($MM)	$ 1,600	$	1,800	$ 6,100	$	6,500

	Estimated Ranges (Unaudited)			
	2Q 2019		Full Year 2019	
Operating Costs				
Unit Costs ($/Boe)				
Lease and Well	$ 4.65 -	$ 5.05	$ 4.50 -	$ 5.30
Transportation Costs	$ 2.30 -	$ 2.80	$ 2.50 -	$ 3.00
Depreciation, Depletion and Amortization	$ 12.75 -	$ 13.25	$ 12.25 -	$ 13.25
Expenses ($MM)				
Exploration and Dry Hole	$ 30 -	$ 40	$ 155 -	$ 195
Impairment	$ 55	$ 65	$ 190	$ 230
General and Administrative	$ 110 -	$ 120	$ 450 -	$ 490
Gathering and Processing	$ 110 -	$ 120	$ 440 -	$ 480
Capitalized Interest	$ 7 -	$ 9	$ 30 -	$ 35
Net Interest	$ 50 -	$ 52	$ 185 -	$ 195
Taxes Other Than Income (% of Wellhead Revenue)	7.0% -	7.4%	7.0% -	7.4%
Income Taxes				
Effective Rate	21% -	26%	21% -	26%
Current Tax (Benefit) / Expense ($MM)	$ — -	$ 40	$ (10) -	$ 30
Pricing - (Refer to *Benchmark Commodity Pricing* in text)				
Crude Oil and Condensate ($/Bbl)				
Differentials				
United States - above (below) WTI	$ 0.50 -	$ 1.50	$ (0.50) -	$ 1.50
Trinidad - above (below) WTI	$ (11.00) -	$ (9.00)	$ (11.00) -	$ (9.00)
Other International - above (below) WTI	$ (9.00) -	$ (5.00)	$ (1.00) -	$ 1.00
Natural Gas Liquids				
Realizations as % of WTI	32% -	40%	32% -	40%
Natural Gas ($/Mcf)				
Differentials				
United States - above (below) NYMEX Henry Hub	$ (0.60) -	$ (0.20)	$ (0.80) -	$ (0.20)
Realizations				
Trinidad	$ 2.60 -	$ 3.00	$ 2.50 -	$ 3.20
Other International	$ 4.20 -	$ 4.70	$ 4.00 -	$ 5.00

<u>Definitions</u>

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	U.S. New York Mercantile Exchange
WTI	West Texas Intermediate